

September 17, 2025

Janon Costley
Chief Executive Officer
SETO Holdings, Inc.
6231 Columbia Park Road
Hyattsville, MD 20785

> **Re: SETO Holdings, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 10, 2025**
> **File No. 024-12665**

Dear Janon Costley:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Eric Newlan